FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Flughafen Wien AG:
Clarification of latest media reports on Antalya

Flughafen Wien AG (FWAG) would like to note the following: The following part of the statement circulated in certain media relating to the exclusion from the tender for the concession to operate the three terminals at Antalya Airport: "... we would carry the value of the tender over $ 4 billion if we could continue bargaining talks," were not made by FWAG. Neither this statement nor this figure comes from FWAG.

For additional information contact: Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007 23000

18/07 ... KA/BP ... 13. April 2007

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